Exhibit 3

Registrant	Assets (in millions)	Amount of Single Insured Bond
Columbia ETF Trust	$25.149	$300,000
Columbia Funds Master Investment Trust, LLC	374.940	$750,000
Columbia Funds Series Trust	30,510.580	$2,500,000
Columbia Funds Series Trust II	50,392.549	$2,500,000
Columbia Funds Variable Insurance Trust I	612.261	$900,000
Columbia Funds Variable Series Trust II	110,531.414	$2,500,000